EXHIBIT 99.11

10 Customhouse Quay	PO Box 996	Telephone	+64(4)8164500
Wellington 6011	Wellington 6140	Fax	+64(4)8164600
New Zealand	New Zealand	Internet	www.kpmg.co.nz

Audit Committee
Austral Pacific Energy Ltd.
Level 3, 40 Johnson Street
PO Box 5337
Lambton Quay
Wellington
New Zealand

We consent to the use of our audit report dated 28 March 2008 (as presented in Appendix 3 in the Report to the Audit Committee dated 28 March 2008) to the shareholders of Austral Pacific Energy Ltd. (the Company) on the financial statements of the Company comprising the balance sheets of the Company as at 31 December 2007 and 31 December 2006, and the statements of operations and deficit, changes in stockholder’s equity and cash flows for each of the years in the three-year period ended 31 December 2007, to be filed with securities regulatory authorities on SEDAR, Edgar and the New Zealand Stock Exchange on 28 March 2008 and the Company’s annual report.

This consent is provided to the Company for use solely in connection with the above filing of these financial statements pursuant to the continuous disclosure provisions of securities legislation of the provinces of British Columbia and Alberta, and the countries of New Zealand and the United States of America; accordingly, we do not consent to the use of our audit report for any other purpose.

Wellington
28 March 2008

KPMG, a New Zealand partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.